



03022220

LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

April 24, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

SUPPL



RECEIVED
MAY 02 2003
WASH. D.C.
180

Dear Sirs or Mesdames:

Re: Lindsey Morden Group Inc – File No. 82 - 5143

As required pursuant to our December 2000 rights offering in reliance on the U.S. – Canada Multijurisdictional Disclosure System we are furnishing you with copies of the following that were mailed to shareholders on March 13, 2003:

- Notice of annual and special meeting of shareholders of Lindsey Morden Group Inc. to be held on April 15, 2003;
- Management Information Circular;
- Proxy;
- 2002 Annual Report (containing 2002 annual financial statements and management's discussion and analysis of financial condition and results of operation); and
- Annual Information Form.

Please call me at (416) 596-8020 with any questions.

Yours truly,

Peter K. Fritze
Senior Vice-President Corporate Affairs

Enclosure
PKF/tds

82-5143

LINDSEY MORDEN GROUP INC.

PROXY FOR ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 15, 2003

This proxy is solicited by the management of Lindsey Morden Group Inc. (the "Corporation").

The undersigned shareholder of the Corporation hereby appoints James F. Dowd, Chairman, or failing him, Karen E. Murphy, President & CEO, of the Corporation, or instead of any of the foregoing persons,

____

as proxy of the undersigned, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned **at the annual meeting of shareholders of the Corporation to be held on April 15, 2003 at 3:30 p.m. and any adjournment thereof,** in the manner specified below upon the following matters:

A. Election of directors **For** ☐ **Withhold from voting** ☐

B. Appointment of auditors **For** ☐ **Withhold from voting** ☐

Dated this ______________________ day of ______________________, 2003

____
Number of Shares

____
Name of Shareholder – Please print clearly

____
Signature of Shareholder

1. **A shareholder may appoint a proxyholder other than the persons designated above, to attend, vote and otherwise act on the shareholder's behalf at the meeting or any adjournment thereof.** Such right may be exercised by inserting the name of the shareholder's nominee(s) in the space provided or by completing another form of proxy. Such proxyholder need not be a shareholder of the Corporation.

2. If this proxy form is not dated in the space provided, it will be deemed to bear the date on which it was mailed by management of the Corporation.

3. To be valid, this proxy must be signed and deposited with the Corporation's transfer agent, CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9 before 2:00 p.m. (Toronto time) on April 14, 2003 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjourned meeting. A shareholder who is an individual should sign this proxy exactly as the individual's shares are registered. If the shareholder is a corporation, a duly authorized officer or attorney of the shareholder must execute this proxy and, if the corporation has a corporate seal, the seal should be affixed. A proxy for shares registered in the name of an executor, administrator or trustee should be signed exactly as the shares are registered.

4. All shareholders should refer to the accompanying management proxy circular for further information regarding completion and use of this proxy and other information pertaining to the meeting. In many cases, shares beneficially owned by a holder (a "Non-Registered Holder") are registered in the name of a securities dealer or broker or other intermediary, or a depository. Non-Registered Holders should, in particular, review the sections relating to Non-Registered Holders under "Solicitation of Proxies" in the accompanying management proxy circular and follow the instructions of their intermediaries.

82-5143

LINDSEY MORDEN GROUP INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of Lindsey Morden Group Inc. (the "Corporation") will be held in the Ketchum Room, 3rd Floor, The Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario, on Tuesday, April 15, 2003 at 3:30 p.m. (Toronto time), for the following purposes:

1. to receive the Annual Report, including the audited financial statements of the Corporation for the year ended December 31, 2002 and the report of the auditors thereon;

2. to elect directors;

3. to appoint the auditors; and

4. to transact such further and other business as may properly come before the meeting or any adjournment thereof.

If you cannot be present to vote in person at the meeting, please complete and sign the enclosed form of proxy and return it in the envelope provided to CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9 before 2:00 p.m. (Toronto time) on April 14, 2003 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjourned meeting. Reference is made to the form of proxy and the accompanying management proxy circular for further information regarding completion and use of the proxy and other information pertaining to the meeting.

By Order of the Board of Directors



PETER FRITZE
Senior Vice President, Corporate Affairs
and Corporate Secretary

Toronto, Ontario
March 3, 2003

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

The enclosed proxy is solicited by the management of Lindsey Morden Group Inc. (the "Corporation") for use at the annual meeting of shareholders of the Corporation (the "meeting") referred to in the accompanying notice of meeting to be held at the time and place and for the purposes set forth in the notice, and at any adjournment of the meeting. The information in this management proxy circular (the "circular") is furnished in connection with management's solicitation of proxies and is given as of March 3, 2003 unless indicated otherwise.

The cost of soliciting proxies will be borne by the Corporation. The solicitation will be made primarily by mail, although certain officers and employees of the Corporation may solicit proxies by telephone or personally at nominal cost to the Corporation.

The persons named in the enclosed form of proxy are representatives of management of the Corporation and are directors and officers of the Corporation. **A shareholder who wishes to appoint another person as proxyholder to attend, vote and otherwise act on the shareholder's behalf at the meeting or any adjournment thereof may do so by inserting such person's name in the blank space provided in the form of proxy or by completing another form of proxy.** Such other person need not be a shareholder of the Corporation.

To be valid, proxies must be deposited with the Corporation's transfer agent, CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9 before 2:00 p.m. (Toronto time) on April 14, 2003 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjourned meeting.

The management representatives designated in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. **In the absence of such direction, such shares will be voted by the management representatives for the election of directors and for the appointment of auditors as indicated under those headings in this circular.**

The enclosed form of proxy shall confer discretionary authority upon the management representatives designated in the form of proxy with respect to amendments to matters identified in the notice of meeting and with respect to other matters that may properly come before the meeting. At the date of this circular, the management of the Corporation knows of no such amendments or other matters.

Only registered holders of Subordinate Voting Shares and Multiple Voting Shares of the Corporation, or the persons they appoint as their proxyholders, are permitted to attend and vote at the meeting. However, in many cases, Subordinate Voting Shares of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a depository (such as The Canadian Depository for Securities Limited or "CDS").

In accordance with Canadian securities law, the Corporation has distributed copies of the notice of meeting, this circular, the form of proxy and the 2002 Annual Report (collectively, the "meeting materials") to CDS and intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a) be given a proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9 as described above; or

(b) receive a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or through the Internet).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. ***In either case, the Non-Registered Holder should carefully follow the instructions of their intermediaries and their service companies.***

A registered shareholder who has given a proxy may revoke the proxy by:

(a) completing and signing a proxy bearing a later date and depositing it with CIBC Mellon Trust Company as described above;

(b) depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing: (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment of the meeting, at which the proxy is to be used, or (ii) with the chairman of the meeting prior to the commencement of the meeting on the day of the meeting or any adjournment of the meeting; or

(c) in any other manner permitted by law.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the intermediary at least seven days prior to the meeting.

Copies of the Corporation's current Annual Information Form ("AIF") together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF; the Corporation's most recently filed comparative annual financial statements, together with the accompanying report of the auditors, and any interim financial statements of the Corporation that have been filed for any period after the end of the Corporation's most recently completed financial year; and this circular are available to anyone, upon request, from the Secretary of the Corporation, and without charge to security holders of the Corporation.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation has outstanding 12,128,256 Subordinate Voting Shares and 2,172,829 Multiple Voting Shares.

Each Subordinate Voting Share carries one vote per share and each Multiple Voting Share carries ten votes per share at all meetings of shareholders except for separate meetings of holders of any class of shares. Should the trading price of the Subordinate Voting Shares fall below $4.00 per share (as adjusted pursuant to the articles of the Corporation in specified circumstances) during a specified period prior to a shareholders' meeting, the Multiple Voting Shares will temporarily lose their multiple voting rights for that meeting. The Multiple Voting Shares will automatically and permanently be reduced to one vote per share if Fairfax Financial Holdings Limited ("Fairfax"), a publicly-traded financial services holding company and the holder of all the issued and outstanding Multiple Voting Shares, sells more than one-third of the Multiple Voting Shares held by it, except to a purchaser who makes an equivalent unconditional offer for all Subordinate Voting Shares of the Corporation. Fairfax has agreed not to sell Multiple Voting Shares except to such a purchaser. The Multiple Voting Shares will also automatically and permanently lose their multiple voting share rights if there is a change of control of Fairfax. The Multiple Voting Shares are convertible on a one-for-one basis into Subordinate Voting Shares at any time at the option of the holder.

Management of the Corporation is not aware of any reason why the multiple voting rights attaching to each Multiple Voting Share to be voted at the meeting would be temporarily or permanently lost or reduced in the manner specified above. Accordingly, the information contained in this circular assumes that, for the purposes of the meeting, each Multiple Voting Share will carry ten votes per share.

Each holder of Multiple Voting Shares or Subordinate Voting Shares of record at the close of business on March 3, 2003, the record date established for notice of the meeting and for voting in respect of the meeting, will be entitled to vote at the meeting or any adjournment thereof. Holders of shares representing in person or by proxy at least 10% of the votes entitled to be voted at the meeting constitute a quorum at any meeting of shareholders.

To the knowledge of the directors and officers of the Corporation, the only person beneficially owning (directly or indirectly) or exercising control or direction over more than 10% of the votes attached to any class of shares of the Corporation is V. Prem Watsa, directly and indirectly through Fairfax which he indirectly controls. Fairfax owns all the Multiple Voting Shares and 8,559,113 Subordinate Voting Shares and Mr. Watsa directly owns an additional 63,750, and exercises control or direction over an additional 2,500, Subordinate Voting Shares; all of these shares, in aggregate, represent approximately 89.7% of the votes attaching to all classes of shares of the Corporation (100% of the total votes attached to the Multiple Voting Shares and 71.1% of the total votes attached to the Subordinate Voting Shares).

ANNUAL REPORT

A copy of the Corporation's 2002 Annual Report, including the audited financial statements of the Corporation and the notes thereto for the year ended December 31, 2002, and management's discussion and analysis of financial condition and results of operations, is enclosed. No action will be taken at the meeting with respect to approval or disapproval of the Annual Report.

ELECTION OF DIRECTORS

Nine directors are to be elected at the meeting to serve until the next annual meeting or until a successor is elected or appointed. Unless otherwise directed, proxies in the enclosed form will be voted for the election of the nominees named below. Management does not anticipate that any of the proposed nominees will be unable to serve as a director, but in case any of the nominees becomes unavailable for election for any presently unforeseen reason, the persons named in the proxy will have the right to use their discretion to select a substitute. The following information is submitted with respect to the nominees for director:

Name, Office in Corporation, Principal Occupation and Offices with Significant Affiliates	Director Since	Ownership or Control Over Voting Securities the Corporation (1)	Fairfax (1)
FRANCIS S.M. CHOU Vice President of Fairfax	1999	50,000	53,219
JAMES F. DOWD Chairman of the Corporation President and Chief Executive Officer of Fairfax Inc. Vice Chairman of Odyssey Re Holdings Corporation	2001	15,000 (2)	18,623
ANTHONY F. GRIFFITHS* Corporate Director and Independent Consultant Director of Fairfax	1989	2,800	13,000
ROBBERT HARTOG* President of Robhar Investments Ltd. (private investment company) Director of Fairfax	1987	4,400	156,640 (3)
MICHAEL R.F. LANGDON Chairman of Rutland Fund Management Limited (fund management company)	1999	8,240	nil
KAREN E. MURPHY President and Chief Executive Officer of the Corporation	2001	nil (4)	nil
ERIC P. SALSBERG Vice President, Corporate Affairs of Fairfax	2002 (5)	nil	84,952
CHRISTOPHER SPORBORG Chairman of Countrywide Assured Group plc (life assurance and financial services and estate agency) Chairman of Atlas Copco U.K. Holdings Ltd.	1999	nil	nil
V. PREM WATSA* Chairman and Chief Executive Officer of Fairfax	1987	(6)	(7)

**Denotes member of the Audit Committee*

(1) The information as to ownership or control over voting securities by each nominee, not being within the knowledge of the Corporation, has been provided by such nominee. The shares are in all cases Subordinate Voting Shares, except as set out in (6) and (7) below.

(2) Mr. Dowd has a grant of 15,000 restricted Subordinate Voting Shares pursuant to the Lindsey Morden Group Inc. Equity Plan.

(3) Also exercises control or direction over an additional 10,000 Subordinate Voting Shares of Fairfax.

(4) Ms. Murphy has an option to acquire 35,000 Subordinate Voting Shares pursuant to the Lindsey Morden Group Inc. Equity Plan.

(5) Mr. Salsberg previously was a director from 1987 to December 2001.

(6) Mr. Watsa controls Fairfax (see (7) below), which owns 2,172,829 Multiple Voting Shares and 8,559,113 Subordinate Voting Shares of the Corporation, and himself owns 63,750, and exercises control or direction over an additional 2,500, Subordinate Voting Shares of the Corporation.

(7) Mr. Watsa controls The Sixty Two Investment Company Limited, which owns 1,548,000 Multiple Voting Shares and 50,620 Subordinate Voting Shares of Fairfax, and himself beneficially owns an additional 227,886 Subordinate Voting Shares of Fairfax and exercises control or direction over an additional 2,100 Subordinate Voting Shares of Fairfax.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Fairfax, the Corporation's parent company, purchases and maintains Directors' and Officers' Liability Insurance for the directors and officers of Fairfax and certain of its subsidiaries, including the Corporation. This insurance forms part of a blended insurance program which provides a three year combined aggregate limit of liability of US$250 million, which may be reinstated a single time upon payment of additional premium, with a deductible to the Corporation of US$1 million per loss under the Directors' and Officers' Liability Insurance. The approximate annual premium for the Directors' and Officers' Liability Insurance to Fairfax is US$490,000 of which approximately US$49,000 is allocated to the Corporation. The Directors' and Officers' Liability Insurance expires May 31, 2003. Fairfax is negotiating continued coverage on behalf of the Corporation.

SUMMARY COMPENSATION TABLE

The following table provides a summary of compensation earned in Canadian dollars during each of the last three fiscal years by the named executive officers (determined in accordance with applicable rules).

		Annual Compensation			Long-Term Compensation Awards	
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Securities Under Options Granted (#)	All Other Compensation ($)(2)
Karen E. Murphy (3)	2002	330,000	—	—	—	10,000
President & CEO	2001	180,000	70,000	—	35,000	10,000
	2000	90,000	70,000	—	—	4,500
Peter K. Fritze (3)	2002	225,000	—	—	—	10,000
Sr. Vice President,	2001	160,000	40,000	—	35,000	10,000
Corporate Affairs and	2000	52,505	—	—	—	2,333
Corporate Secretary						
David C. Langille (3)	2002	147,269	—	—	—	7,083
Sr. Vice President,						
Chief Financial Officer						

(1) Other annual compensation is less than the lesser of $50,000 and 10% of the total annual salary and bonus of each named executive officer.

(2) All other compensation is corporate contributions to a defined contribution pension plan on behalf of each named executive officer.

(3) Karen Murphy commenced employment with the Corporation in July 2000. She was Chief Financial Officer of the Corporation from July 2000 to December 2001 and prior thereto was Chief Financial Officer of a Canadian insurance company. Peter Fritze commenced employment with the Corporation in September 2000 and prior thereto was a partner at Torys LLP. David Langille is paid salary of $210,000 per annum and commenced employment with the Corporation on April 18, 2002. Prior to joining the Corporation, Mr. Langille was Executive Vice President, Chief Financial Officer of Capital Environmental Resources Inc. from December 1998 to January 2002 and Vice President and Treasurer of Cott Corporation prior thereto.

Karen Murphy, Peter Fritze and David Langille each have an employment agreement with the Corporation. Each agreement is for an indefinite term and provides for a base monthly salary, bonus payable based on factors determined by the Corporation, and eligibility to participate in the equity compensation plan of the Corporation in place from time to time. The employment agreements may be terminated by the named executive officer on appropriate notice, by the Corporation for cause and, in the case of Mr. Fritze and Mr. Langille, by the Corporation on 12 and 18 months' notice, respectively, or salary, bonus and benefits in lieu thereof. Each named executive officer is entitled to car, non pension and pension benefits, 4 weeks' paid vacation and reimbursement of professional dues. Each named executive officer is subject to an obligation of confidentiality during and after employment with the Corporation.

EQUITY COMPENSATION PLAN

In 2001, the Corporation implemented the Lindsey Morden Group Inc. Equity Plan. Participants are senior officers of the Corporation and its subsidiaries. No awards were made under the plan to named executive officers in 2002. For U.S. participants, the plan operates as a restricted share plan under which participants are given Subordinate Voting Shares of the Corporation on stipulated vesting dates (generally July 1, 2003 and July 1, 2006 for existing awards). For non-U.S. participants, including the named executive officers below, the plan operates as nearly as possible like a restricted share plan but, in light of differences in applicable tax law, is structured to provide awards of options. Restricted share awards and option grants are made in respect of outstanding Subordinate Voting Shares acquired by an affiliate of the Corporation for the plan in order that awards and grants do not dilute the interests of other shareholders.

Aggregated Option Exercises During the Most Recently
Completed Financial Year and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Dec. 31/02 (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at Dec. 31/02 ($) Exercisable/Unexercisable
Karen E. Murphy	Nil	Nil	0/35,000 (1)	0/66,500
Peter K. Fritze	Nil	Nil	0/35,000 (1)	0/66,500

(1) Option grants are made by an affiliate of the Corporation in respect of outstanding Subordinate Voting Shares of the Corporation held by the affiliate. To ensure the plan operates as nearly as possible like the restricted share plan for U.S. participants pursuant to which participants are given Subordinate Voting Shares, the exercise price of each option is the lower of $6.00 per share and the market price per share of Subordinate Voting Shares on the last trading day before exercise. The right to exercise options vests as to 50% of shares under option on July 1, 2003 and as to 50% of shares under option on July 1, 2006. The options expire on December 16, 2011. Dividend equivalents (based on dividends paid on shares under option, if any) are paid at the time of exercise of an option.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors (the "Committee") is composed of James F. Dowd, Francis S. M. Chou and Eric P. Salsberg. Mr. Dowd is Chairman of the Corporation.

REPORT ON EXECUTIVE COMPENSATION

The Committee is responsible for determining the compensation of the President and CEO and reviewing the recommendations of the President and CEO on the compensation of the other executive officers of the Corporation. The remuneration of executive officers consists of an annual base salary, bonus and long-term participation in the fortunes of the Corporation by the ownership of shares through equity compensation plans (details are set out above).

The President and CEO's 2002 salary was set based upon a report of compensation consultants that provided a competitive compensation review for the President and CEO position of the Corporation and each of its subsidiaries with reference to similarly sized companies in the financial services and insurance industry. The report was completed for the Corporation at the request of management. Compensation Committee members had full access to the compensation consultants. The same report together with a management compensation report by the President and CEO was used to determine the salary of the other named executive officers.

In view of the financial performance of the Corporation in 2002, no bonuses are being paid to named executive officers for 2002. In general, in awarding bonuses or other non-salary compensation for a completed year, the Committee considers the Corporation's financial performance during that year, the extent, if any, by which that performance met predetermined goals of profitability and cash flow, and the individual's performance in the year in his or her area of responsibility.

Report presented by:
James F. Dowd
Francis S. M. Chou
Eric P. Salsberg

PERFORMANCE GRAPH

The following graph compares the five-year cumulative total return (assuming reinvestment of dividends) of a $100 investment on December 31, 1997 in the Subordinate Voting Shares of the Corporation and in the shares comprising the S&P/TSX Composite Total Return Index.

Five-Year Cumulative Total Return on $100 Investment Assuming Dividend Reinvestment (December 31, 1997 - December 31, 2002)


250
200
150
100
50
0
1997
1998
1999
2000
2001
2002
S&P/TSX Composite Total Return Index
$100
$98
$130
$139
$122
$107
Lindsey Morden Group Inc.
$100
$203
$147
$82
$67
$76

COMPENSATION OF DIRECTORS

Directors who are also employees or officers of the Corporation or any of its affiliates receive no remuneration for acting as a director of the Corporation or any subsidiary. Other directors of the Corporation receive fees from the Corporation for acting as a director, comprised of an annual fee of $6,000 plus $500 for each board or committee meeting attended. Directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending board or committee meetings. James F. Dowd, the Chairman, has a grant of 15,000 restricted Subordinate Voting Shares pursuant to the Lindsey Morden Group Inc. Equity Plan.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Subsidiaries of the Corporation rendered services in the ordinary course to a variety of subsidiaries of Fairfax that generated $10.4 million in revenue in 2002.

In April and December 2002, and in January 2003, the Corporation borrowed $7,250,000, $3,260,000 and $2,000,000, respectively, from Fairfax by way of short-term promissory notes bearing interest at 7.5% per annum. The notes mature April 24, 2003. Fairfax has committed to provide financing as necessary to the Company until at least January 2004 to allow the Company to meet its liabilities as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities.

Based on Fairfax's shareholding in the Corporation, Fairfax included the Corporation's United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom in 2002. During 2002 and 2003, the Corporation directly or through subsidiaries made tax installment payments of $2,061,000 to Fairfax related to 2002 which otherwise would have been made to tax authorities in the United Kingdom.

V. Prem Watsa is an officer and director, Robbert Hartog and Anthony F. Griffiths are directors, and Francis S.M. Chou and Eric P. Salsberg are officers, of Fairfax and each such person is a director of the Corporation. James F. Dowd is President and CEO of Fairfax Inc. and Vice Chairman of Odyssey Re Holdings Corporation.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

The Corporation previously maintained an Employee Share Purchase Plan under which the directors from time to time granted to designated employees, officers and directors of the Corporation or any subsidiary, loans to purchase Subordinate Voting Shares of the Corporation. A portion of the loans under the plan is with a Canadian chartered bank and the balance was assigned in 2002 to the Corporation by a United States bank. The Corporation pays the interest on and has guaranteed loans from the Canadian bank. As of February 13, 2003, the aggregate indebtedness of all current and former employees, officers and directors of the Corporation and its subsidiaries to the Canadian bank was $1,272,780 and to the Corporation, was $1,230,214. None of the named executive officers or directors of the Corporation has any indebtedness to, or guaranteed by, the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange ("TSX") has adopted 14 guidelines for effective corporate governance. The table below shows how the Corporation's corporate governance practices align with these guidelines. As a result of the Corporation's single business focus and the existence of a significant shareholder with whom there is close communication, the Corporation does not follow several of the guidelines. The Corporation believes that its approach to corporate governance is, in its circumstances, appropriate to enhance the interests of the Corporation and its shareholders.

TSX Corporate Governance Guideline	Comments
1. The Board of Directors should explicitly assume responsibility for stewardship of the Corporation, and specifically assume responsibility for:	The Board of Directors is responsible for supervising the management of the business and affairs of the Corporation. The Board reviews, discusses and approves various matters related to the Corporation's operations, strategic directions and organizational structure. The Board monitors financial performance while operating the Corporation for the long-term benefit of shareholders, employees and customers, maintaining sound financing, and demonstrating honesty, integrity and good faith in the Corporation's relationships and dealings. The Board, directly or through the Audit Committee, also approves the content of major disclosure documents, including proxy circulars, annual information forms, quarterly reports and management's discussion and analysis of financial condition and operating results. During 2002, the Board held 6 meetings, the Audit Committee held 6 meetings and the Compensation Committee held 2 meetings.
(a) Adoption of a strategic planning process	The Board approves an annual plan, taking into account both current specifics and the implementation of long-term measures, to improve fundamentally the efficiency, profitability and cash flow of the Corporation. Adherence to this plan is monitored on an ongoing basis.
(b) Identification of principal risks, and implementation of risk management systems	Management apprises the Audit Committee and Board of principal operational and strategic risks and of the results of periodic reviews of risk management systems. The Audit Committee makes recommendations in respect of risk management as necessary.

TSX Corporate Governance Guideline	Comments
(c) Succession planning and monitoring senior management	The Board has responsibility for succession planning matters as part of its responsibility for supervising the management of the business and affairs of the Corporation. Management makes recommendations as necessary relating to succession planning for operating companies. While the Corporation's officers operate with considerable autonomy respecting day-to-day operations, the Board has delineated certain matters which require prior Board approval, including significant business acquisitions, entry into a new business, expansion into new geographic areas and significant deviation from or addition to the annual plan. Management reports to the Board on a regular basis and the directors have free access to management for information and discussion.
(d) Communications policy	The Corporation has a policy to ensure that communications to shareholders, other stakeholders and the public are made through designated individuals. The Board or the Audit Committee and counsel review all significant communications. The Corporation maintains www.lindseymordengroupinc.com on which it posts financial information.
(e) Integrity of internal control and management information systems	The Board and Audit Committee are responsible for supervising the reliability and integrity of the accounting principles and practices, financial reporting and disclosure practices followed by management. The Audit Committee is responsible for ensuring that management has established an adequate system of internal controls and maintains practices and processes to ensure compliance with applicable laws. The external auditors report to the Audit Committee on internal controls.
2. A majority of directors should be "unrelated" (independent of management and free from conflicting interest)	A majority of the Corporation's directors are unrelated, including the Chairman, on the basis that they are independent from management and free from any interest, business or other relationship that could, or could reasonably be perceived to, materially interfere with the director's ability to act in the Corporation's best interest.
3. Disclose, for each director, whether he or she is related, and how that conclusion was reached	Of the nominees for election to the Board of Directors, only Karen E. Murphy who also is President & CEO of the Corporation is a related director as defined under the TSX guidelines. The remainder of the nominees, namely Francis S.M. Chou, James F. Dowd, Anthony F. Griffiths, Robbert Hartog, Michael R. F. Langdon, Eric P. Salsberg, Christopher Sporborg and V. Prem Watsa, are unrelated directors under the TSX guidelines on the basis that they are each independent from management and free from any interest, business or other relationship that could, or could reasonably be perceived to, materially interfere with their ability to act in the Corporation's best interest. The Chairman and five directors have interests in or relationships with Fairfax which owns shares carrying 89.5% of the votes attaching to all classes of shares of the Corporation and has entered into the transactions with the Corporation described under "Interest of Insiders in Material Transactions".
4. Appoint a committee of non-management directors responsible for proposing to the full Board of Directors new nominees for election to the board and for assessing directors on an ongoing basis	The Chairman, in consultation with other directors, has ultimate responsibility for proposing new nominees for election and assessing directors on an ongoing basis.
5. Implement a process for assessing the effectiveness of the Board of Directors, its committees and individual directors	The Chairman, in consultation with other directors, has ultimate responsibility for assessing the effectiveness of the Board of Directors, its committees and individual directors.

TSX Corporate Governance Guideline	Comments
6. Provide an orientation and education program for new directors	Reports and orientation materials relating to the Corporation's business and affairs are provided to new directors. New directors also have access to fellow directors and senior management.
7. Examine board size with a view to determining the impact of the number of directors upon board effectiveness; where appropriate, undertake a program to reduce the number of directors to a number that will facilitate more effective decision making	The Chairman has considered this matter and concluded that the current size of nine directors is presently suited to the Corporation's circumstances and allows for efficient functioning of the Board and diversity of input for decision-making.
8. The Board of Directors should review compensation of directors in light of risks and responsibilities involved in being an effective director	The Compensation Committee is mandated to review and recommend to the Board of Directors proposals for the remuneration of directors.
9. Committees of the Board of Directors should generally be composed of non-management directors, a majority of whom are unrelated	Both the Audit Committee and Compensation Committee, the two committees of the Board of Directors, are comprised solely of unrelated directors.
10. The Board of Directors should expressly assume responsibility for, or assign to a committee the general responsibility for, the Corporation's approach to corporate governance issues	The Board of Directors has assumed responsibility for the Corporation's approach to corporate governance as part of its responsibility for supervising the management of the business and affairs of the Corporation. The Corporate Secretary has responsibility for reporting to the Board on regulatory developments relating to corporate governance.
11. (a) The Board of Directors should develop position descriptions for: (i) the Board of Directors	While there is no formal written mandate of the Board of Directors, as outlined in the comments to the first TSX corporate governance guideline, the Board has assumed responsibility for supervising the management of the business and affairs of the Corporation and does so, in part, through regular meetings and interaction with management of the Corporation. The Board has delineated certain matters which require prior Board approval, also as outlined in relation to the first guideline.
(ii) the CEO	The President and CEO has general responsibility for day-to-day operations and achieving the Corporation's annual plan. This is communicated directly to the President and CEO rather than being contained in a formal written mandate.
(b) The Board of Directors should approve the CEO's corporate objectives	The Board approves an annual plan, taking into account both current specifics and the implementation of long-term measures, to improve fundamentally the efficiency, profitability and cash flow of the Corporation. The President and CEO's primary objective is to achieve this plan and adherence to this plan is monitored on an ongoing basis.

TSX Corporate Governance Guideline	Comments
12. Board of Directors should be able to function independently of management	The current and proposed Chairman of the Board of Directors is independent of management. Eight of nine nominees for election to the Board are not members of management. Both the Audit Committee and Compensation Committee are comprised of members who are not members of management. Board and Audit Committee meetings are conducted without management present if appropriate.
13. (a) Establish an Audit Committee with a specifically defined mandate	While there is no formal written mandate for the Audit Committee, the committee has, on a long-standing basis, operated with a mandate to oversee the retention, independence, performance and compensation of the Corporation's independent auditors and the establishment and oversight of the Corporation's systems of internal accounting and auditing control. In particular, the Audit Committee is responsible for ensuring that there are adequate internal controls over accounting and financial reporting systems. The Audit Committee consults with management and external auditors. The members of the Audit Committee are Robbert Hartog (Chairman), Anthony F. Griffiths and V. Prem Watsa.
(b) All members of the Audit Committee should be non-management directors	All members of the Audit Committee are non-management directors.
14. Implement a system to enable individual directors to engage outside advisers at the Corporation's expense	Individual directors may request the Board of Directors to permit them to engage outside advisers, as required, in connection with fulfilling their duties and responsibilities. The Corporation will consider bearing the expense of the advisers in individual circumstances.

APPOINTMENT OF AUDITORS

Unless otherwise directed, proxies in the enclosed form will be voted for the appointment of Ernst & Young LLP as auditors of the Corporation to hold office until the next annual meeting at a remuneration to be fixed by the Audit Committee. Ernst & Young LLP have been the auditors of the Corporation since 1992. The resolution to appoint Ernst & Young LLP as auditors of the Corporation must be passed by at least 50% of the votes cast in person or by proxy at the meeting.

SHAREHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

The *Canada Business Corporations Act* permits certain eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders of the Corporation to be held in 2004 is December 1, 2003.

APPROVAL

The contents of this circular and its sending to shareholders of the Corporation have been approved by the directors of the Corporation.

By Order of the Board of Directors



PETER FRITZE
Senior Vice President, Corporate Affairs
and Corporate Secretary

Toronto, Ontario
March 3, 2003